OMB APPROVAL
OMB Number:	3235-0080
Expires:	March 31, 2018
Estimated average burden
hours per response	1.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38023

C&J Energy Services, Inc.

NYSE MKT

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

3990 Rogerdale Road

Houston, Texas 77042

(713) 325-6000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, $0.01 par value per share

Rights to purchase Series A Participating Cumulative Preferred

Stock, par value $0.01 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Explanatory Note: On April 12, 2017, C&J Energy Services, Inc. transferred the listing of its common stock, par value $0.01 per share (the “Common Stock”), and (ii) the associated rights to purchase one one-hundredth of a share of Series A Participating Cumulative Preferred Stock, par value $0.01 per share (the “Rights”), from the NYSE MKT to the New York Stock Exchange. C&J Energy Services, Inc. is filing this Form 25 solely to withdraw its Common Stock, par value $0.01 per share, and Rights from listing on the NYSE MKT, and not to withdraw such securities from listing on the New York Stock Exchange or from registration under section 12(b) of the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, C&J Energy Services, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: April 21, 2017	C&J ENERGY SERVICES, INC.

	By:	/s/ Danielle Hunter
		Name:	Danielle Hunter
		Title:	Executive Vice President, General Counsel, Chief Risk and Compliance Officer and Corporate Secretary

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654 (03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.